PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2016. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2016, which is expected to be filed by March 31, 2017, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of March 14, 2017.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company’s strategy is building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and the Black Fox mine located in the Township of Black River-Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns two exploration properties: the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico and Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including its ability to secure future financings, the amount of gold and silver produced and sold, market prices of gold and silver, operating costs, labour relations, regulatory and environmental compliance, as well as currency, interest and exchange rates, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

SELECTED CONSOLIDATED ANNUAL INFORMATION

Years ended December 31	2016	2015	2014[1]
Key Performance Data
Tonnes of ore milled	1,672,322	1,868,926	1,593,005
Produced
Gold equivalent (ounces)	176,139	259,474	225,054
Gold (ounces)	156,052	221,060	189,943
Silver (million ounces)	5.32	8.30	6.15
Sold
Gold equivalent (ounces)	178,918	255,951	220,067
Gold (ounces)	158,028	218,194	185,286
Silver (million ounces)	5.56	8.12	5.94
Average realized prices
Gold ($/ounce)[3]	$1,221	$1,136	$1,243
Silver($/ounce)[3]	$4.68	$5.34	$7.46
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$865	$637	$687
By-product basis	$817	$548	$579
All-in sustaining costs (per gold ounce)[2]	$1,333	$960	$1,222

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$219,176	$291,304	$274,612
Earnings from mine operations	580	50,473	52,663
Net loss	(234,420)	(106,910)	(224,384)
Adjusted net income (loss)[2]	(22,139)	6,556	5,365
Adjusted EBITDA[2]	41,385	100,882	78,673
Basic loss per share	(1.32)	(0.66)	(1.48)
Diluted loss per share	(1.32)	(0.66)	(1.48)
Adjusted net income (loss) per share[2]	(0.12)	0.04	0.04
Operating cash flows before working capital changes	15,267	83,166	73,658
Weighted average shares outstanding (basic)(000’s)	177,569	162,341	152,064
Weighted average shares outstanding (diluted) (000’s)	177,569	162,341	152,064

As At December 31	2016	2015	2014[1]
Assets
Mining interests	$577,920	$790,118	$881,480
Total assets	$677,817	$924,968	$1,002,820
Liabilities
Long-term liabilities	$130,472	$162,427	$190,213
Total liabilities	$216,687	$276,092	$254,835
Equity	$461,130	$648,876	$747,985

[1]	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2014).
[2]	See “NON-GAAP measurements “
[3]

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

HIGHLIGHTS

Operational Performance

•

Primero’s consolidated production was 176,139 gold equivalent ounces in 2016 compared to 259,474 gold equivalent ounces in 2015. Gold production was 156,052 ounces in 2016 compared to 221,060 ounces in 2015, and silver production was 5.32 million ounces from San Dimas in 2016 compared to 8.30 million ounces in 2015.

•

The San Dimas mine produced 93,881 ounces of gold and 5.32 million ounces of silver in 2016 38% and 36% lower for gold and silver, respectively, in comparison to 2015. Production was adversely impacted by the implementation of enhanced ground support in the first half of the year, high unplanned worker absences and lack of compliance to mine plans during the second half. The Company has started an action plan to reset the mining operations and ensure the long-term profitability and sustainability of the mine and is committed to work with the union to turn San Dimas into a more focused and efficient operation.

•

The Black Fox mine produced 62,171 ounces of gold in 2016, a decrease of 11% compared to 2015. Production from the Deep Central Zone ramped up in September, and mining is now progressing on three levels (660, 680, and 700 metre levels). During Q4, 2016 the Black Fox mine plan delivered improved grades, which it is expected to continue on in 2017. Management will closely monitor the short-term operating results and cash flow to ensure the Black Fox mine delivers as planned, and will take necessary corrective actions if required.

•

The Company’s total cash costs per gold equivalent ounce was $865 for 2016 compared to $637 for 2015. On a by-product basis, total cash costs per gold ounce were $817 for 2016 compared to $548 for 2015. Unit costs were higher in 2016 due mainly to lower production at both mines. All-in sustaining costs per ounce were $1,333 for 2016 compared to $960 in 2015.

•

Given the Company’s 2016 results, Primero has undertaken several actions to streamline its organization and improve shareholder value. These actions include resetting the San Dimas operations to reduce complexity, decrease workforce and other overhead costs. and restore profitability of the mine. The Company will also closely monitor short-term operating results and cash flow at Black Fox to ensure it delivers as planned. The Company is also reducing general and administrative costs through the reduction of corporate office head- count by 30%, downsizing the corporate office space and reducing directors’ expenses.

•

On February 22, 2017, the Company reported its year-end 2016 mineral reserves and resources. Total Proven and Probable Mineral Reserves as at December 31, 2016 were 1.3 million ounces of contained gold and 56.6 million ounces of contained silver. These represent a decrease of 24% for gold and 20% for silver from year-end 2015, primarily attributable to mining depletion (155,000 gold ounces and 5.3 million silver ounces) and modified modeling parameters. In its modeling approach, the Company has applied a two- pass cut-off grade methodology and increased geological constraints which will improve mine planning and future reserve reconciliations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

•

On February 15, 2017, the Company announced that unionized employees at San Dimas had initiated a strike action, resulting in complete stoppage of mining and milling activities at site. This strike is a result of the failure to reach an agreement before the strike deadline during the negotiation of the Collective Bargaining Agreement. Discussions with the union remain ongoing as the strike continues.

Corporate Finance Developments

•

On March 31, 2016, the 6.5% Convertible Debentures assumed on the acquisition of Brigus Gold Corp. (“Brigus”) were repaid for a total of $48.1 million. To finance this repayment, $50.0 million was drawn on the revolving credit facility (“RCF”).

•

In June 2016, the Company completed an equity offering pursuant to which the Company issued 22,022,500 units (the “Units”) of the Company at a price of C$2.35 per Unit for aggregate gross proceeds of C$51,752,875 (the “equity offering”). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “warrant”) of the Company. Each whole warrant entitles the holder to acquire one common share of the Corporation at a price of C$3.35 per common share until June 25, 2018.

•

On February 27, 2017, the Company announced that it has entered into a term sheet with Sprott Resource Lending Partnership (“Sprott”) for a $75 million three year term loan (“Debt Facility”). The Debt Facility is intended to refinance the Company’s existing $75 million RCF, of which $50 million is currently drawn, and will be used partly for general corporate purposes. Sprott has concluded technical due diligence and the term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful.

Corporate Developments

•

In 2016, the Company filed procedural and substantive responses to the legal claim against its Advance Pricing Agreement (“APA”) with the Mexican tax authorities (“SAT”), received in February 2016. The claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company continues to pay taxes in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. In Q2 2016, the Company issued a Notice of Intent to submit a claim to international arbitration against the Government of Mexico, under the North American Free Trade Agreement (“NAFTA”), highlighting the improper actions taken by the SAT, with the intent of revoking legal rights previously granted to the Company and upon which the Company relied to expand its investment in Mexico. In late 2016, Primero engaged in dialogue with the Mexican government regarding the legal claim of the SAT, and as a result, the Company has not yet initiated international arbitration proceedings pursuant to NAFTA in order to continue such dialogue.

•

As discussed in Note 2(b) to the December 31, 2016 consolidated financial statements, there is material uncertainty related to the Company’s ability to continue as a going concern. The Company has undertaken a number of actions to reduce cash outflows, and the Company’s Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives include such things as securing additional financing, strategic investments, joint ventures or asset sales. On February 23, 2017, the Company announced the appointment of Mr. Joseph F. Conway as Interim President and Chief Executive Officer.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Financial Performance

•

Earnings from mine operations for 2016 were $0.6 million compared to $50.5 million in 2015. The reduction in earnings was a result of lower production at both mines partly offset by higher realized prices for gold during 2016.

•

The Company incurred a net loss of $234.4 million ($1.32 per share) including $228.0 million ($188.9 million net of tax) in non-cash impairment charges in 2016, compared to a net loss of $106.9 million ($0.66 per share) in 2015 which included $104.0 million ($97.3 million net of tax) in non-cash impairment charges.

•	Adjusted net loss was $22.1 million ($0.12 per share) for 2016, compared to adjusted net income of $6.6 million ($0.04 per share) for 2015, largely due to lower earnings from mine operations in 2016.

•

Operating cash flows before changes in working capital decreased to $15.3 million ($0.09 per share) in 2016 compared to $83.2 million ($0.51 per share) in 2015 mainly due to lower earnings from mine operations and unrecovered VAT refunds in Mexico totaling $29.0 million. Working capital outflows were higher in 2016 at $2.2 million compared to $1.5 million in 2015. The increase relates mainly to payments of trade and other payables during 2016.

•

Impairment charges of $228.0 million include $111.0 million at the San Dimas mine and $117.0 million at Black Fox complex. The San Dimas impairment was driven primarily by a decrease in mineral reserves. The Black Fox complex impairment charges resulted from decreases in mineral reserves and the resultant shortened mine life. In 2015, impairment charges included $82.0 million at the Black Fox complex resulting from declining metal prices, the decision to temporarily defer the Grey Fox project development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore, plus $22.0 million at Cerro del Gallo resulting from declining metal prices and the decision to further defer development.

•

General and administrative expenses were $14.8 million in 2016 compared to $20.0 million in 2015. The decreased expenses were due primarily to lower bonuses and reduced executive personnel in 2016 as compared to 2015.

•

The $75 million 5.75% Convertible Debentures issued in February 2015 and the common share purchase warrants issued in conjunction with the equity offering in June 2016 are recorded at fair value and marked to market on a quarterly basis. A $12.6 million combined gain was recognized from these instruments in 2016 as compared to a $13.5 million gain recorded in 2015 on account of the 5.75% Convertible Debentures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

•

Income tax recovery in 2016 of $21.5 million (2015 - $20.4 million tax expense) includes a tax recovery of $19.9 million (2015 -$32.5 million tax expense) at San Dimas including $39.1 million (2015 - $6.7 million) tax recovery from the impairments and a $nil (2015 - $4.7 million) tax recovery recorded from the expiry of warrants. During 2016 and 2015, the Mexican peso devalued approximately 13% and 17% relative to the U.S. dollar, respectively. As a result, the tax basis for the Company’s assets in Mexico devalued relative to its U.S. dollar functional reporting currency. The lower tax base from a U.S. dollar perspective results in lower deductions for tax purposes in future years if the peso remains devalued. As a result, included in the $21.5 million income tax recovery for 2016 is a $26.6 million (2015 - $25.4 million) non-cash deferred tax expense relating to foreign exchange on its deferred income tax liability.

REVIEW OF ANNUAL CONSOLIDATED FINANCIAL INFORMATION

Earnings from mine operations

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015
Gold revenue	$193,077	$247,819
Silver revenue	26,099	43,485
Operating expenses	(155,267)	(163,593)
Depreciation and depletion	(63,329)	(77,238)
Earnings from mine operations	$580	$50,473

The table below sets out variances in the key drivers of earnings from mine operations for the year ended December 31, 2016 compared with the year ended December 31, 2015:

Year ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2015	$50,473
Differences:
Revenue
Higher realized gold price	13,593
Lower ounces of gold sold	(68,335)
Lower realized silver price	(3,688)
Lower ounces of silver sold	(13,698)
Lower operating expenses	8,326
Lower depreciation and depletion	13,909
Earnings from mine operations as reported in 2016	$580

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Revenue

•

Gold revenue decreased by $54.7 million and silver revenue decreased by $17.4 million in 2016 compared to 2015 primarily as a result of reduced production output at both San Dimas and Black Fox (refer to review of operations for further discussion).

Operating expenses

•

Operating expenses decreased in 2016 by $8.3 million, resulting mainly from lower mine extraction activities, reduced performance bonuses, the weakening peso at San Dimas and lower labour costs at Black Fox due to the open pit closure in late 2015.

Depreciation and depletion

•	Depreciation and depletion was $63.3 million in 2016, a decrease of $13.9 million from 2015 due to lower production in 2016.

A summary income statement follows:

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015

Earnings from mine operations	$580	$50,473
Mining interest impairment charge	(228,000)	(104,000)
Exploration expenses	(3,414)	(1,690)
Share-based compensation	(7,049)	(7,144)
General and administrative expenses	(14,802)	(20,044)
Other charges	(4,725)	(2,702)
Transaction costs	(1,214)	(4,416)
Interest and finance expenses	(9,299)	(11,514)
Mark-to-market gain on convertible debentures and warrants	12,610	13,500
Other income (expenses)	(571)	1,024
Income tax recovery (expense)	21,464	(20,397)
Net loss	($234,420)	($106,910)

Impairment charges

The indicators for impairment for the San Dimas mine and Black Fox were the revised reserves and resources, a significant decline of Company’s market capitalization and the poor operating performance in 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Year ended December 31
(in thousands of U.S. dollars)	2015	2015
Mining interests:
San Dimas Mine	$111,000	$-
Black Fox Complex	117,000	82,000
Cerro del Gallo Project	-	22,000
	$228,000	$104,000

San Dimas Mine

The San Dimas impairment test was based on the updated life-of-mine plan, which incorporated updated reserves and resources, discount rate factors to account for the underlying risks and management’s view of the exploration potential of the mine site.

Black Fox Complex

The impairment test for the Black Fox Complex was based on the updated life-of-mine plan. In 2016, the resulting non-cash impairment charge for the Black Fox Complex resulted from decreases in reserves and the resultant shortened mine life. In 2015, the non-cash impairment charge was related to declining metal prices, the decision to temporarily defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore.

Cerro del Gallo Project

Decisions to delay temporarily the construction at Cerro del Gallo because of current economic conditions resulted in an impairment to this exploration property of $22.0 million in 2015.

Share-based compensation

Share-based compensation includes amortization on equity-settled plans and marked-to-market adjustments on the value of units in the Company’s cash-settled plans. The 2016 decrease is attributed to the decline in the Company’s share price, offset by amortization for grants awarded during the year.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

General and administrative expenses and other charges

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015
General and administrative expenses
Salaries and wages	$6,673	$11,130
Rent and office costs	836	1,232
Legal, accounting and consulting services	2,547	3,672
Directors fees and expenses	1,238	922
Other general and administrative expenses	3,508	3,088
	$14,802	$20,044
Other charges
Legal expenses associated with proceedings in Mexico	$3,254	$694
Office closure costs and severance payments	1,171	2,008
Government charges	300	-
	$4,725	$2,702

The change in general and administrative expenses and other charges was a result of the following factors:

•

Salaries and wages decreased primarily due to lower bonuses recognized in 2016 given the Company’s underperformance during the year. In addition, salaries paid to the former Vancouver finance team in 2015 and the reduction in the number of executives in 2016 contributed to the overall decline in salaries and wages during the year.

•

The decrease in rent and office costs related to subleasing of the former Vancouver office vacated in 2015 and a portion of the Toronto corporate offices subleased to third parties in the second half of 2015.

•	The decrease in normal course legal, accounting and consulting services expense in 2016 is largely due to lower charges relating to assurance and internal control consulting matters.

•

Director fees and expenses include monthly retainer fees, meeting fees, travel expenses and consulting expenses relating to corporate governance matters. Higher charges relating to corporate governance matters, director education and increased number of director meetings accounted for the increase in director fees and expenses in 2016.

•

Other general expenses include administrative expenses necessary to maintain the corporate office including IT and communications, investor relations, insurance and public company listing and regulatory fees.

•

The increase in other charges during 2016 is primarily due to higher legal expenses incurred in connection with the APA and NAFTA claims in relation to the Company’s operation in Mexico, partly offset by a decrease in office closure costs and severance payments.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Transaction costs

Transaction costs include costs allocated to the common share purchase warrants issued in connection with the equity offering completed in June 2016. Transaction costs in 2015 related to the issuance of the $75.0 million 5.75% Convertible Debentures.

Interest and finance expenses

Interest and finance expense decreased by $2.2 million in 2016 as compared to 2015, primarily due to the repayment in full of the 6.5% convertible debentures in March 2016. Interest and finance expenses include accretion costs.

Mark-to-market gain on convertible debentures and warrants

In June 2016, the Company recognized a warrant liability in connection with the equity offering and along with the 5.75% Convertible Debenture are measured at fair value and marked-to-market each period based on the corresponding trading price. The Company recognized a gain of $9.0 million from the 5.75% Convertible Debentures and $3.6 million from the common share purchase warrants during 2016 (2015 - $13.5 million gain from the 5.75% Convertible Debentures).

Other income (expense)

Other income (expense) includes foreign exchange gains and losses, gains on the 6.5% convertible debenture derivative liability and other items. The Company recorded a foreign exchange loss of $0.7 million in 2016 compared to a gain of $0.1 million in 2015. Foreign exchange gains result primarily from the translation of Mexican peso denominated and Canadian dollar denominated asset retirement obligations offset by foreign exchange losses from the peso denominated taxes receivable. In 2016, the Mexican peso depreciated while the Canadian dollar strengthened relative to the U.S. dollar (the Company’s functional currency). In 2015, both the Mexican peso and the Canadian dollar depreciated relative to the U.S. dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Income tax expense

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015
Current tax expense
Mining royalty at San Dimas	$981	$5,590
Other current tax - Mexico	108	17,775
	$1,089	$23,365
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$3,308	$3,932
San Dimas change in tax basis	(18,002)	6,552
Mining royalty at San Dimas	(6,333)	(1,122)
Tax recovery on mining interest impairments	-	(6,661)
Tax recovery on expiry of warrants	-	(4,736)
Other deferred tax	(1,526)	(933)
	($22,553)	($2,968)
Total	($21,464)	$20,397

San Dimas pays income taxes based on its Mexican peso financial statements, which include foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In 2016 this decreased deferred tax recovery by $26.6 million (2015-$25.4 million).The reduction in San Dimas tax basis reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

The poor performance of the Company’s Mexican operations in 2016 generated a lower tax base of $0.1 million in comparison with the current tax expense of $17.8 million in 2015. In addition, San Dimas current income taxes have increased because of lower tax depreciation than accounting depreciation. See Note 12 to the December 31, 2016 consolidated financial statements for a full reconciliation of annual income taxes at the statutory rate to the income tax recovery or expense in the statement of operations and comprehensive income (loss).

The Company’s Canadian operations which include the Black Fox Complex and the corporate office, is not currently taxable and has $194.0 (2015 - $172.0) million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

The mining royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base. The royalty base being taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $22.3 million as at December 31, 2016 in respect of this royalty (2015-$28.7 million). This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated. In 2016, the liability was reduced by $6.4 million (2015-$3.9 million).

REVIEW OF OPERATIONS

San Dimas Mine

	Year ended
	December 31		Three months ended
	2016	2015	31- Dec- 16	30- Sep- 16	30- Jun- 16	31- Mar- 16	31- Dec- 15

Key Performance Data
Tonnes of ore mined	762,167	988,168	194,670	185,080	231,224	151,193	228,539
Tonnes of ore milled	759,087	993,093	191,925	193,553	224,427	149,182	250,796
Tonnes of ore milled per day	2,074	2,721	2,086	2,104	2,466	1,639	2,726
Average mill head grade (grams/tonne)
Gold	3 .94	4.90	3.87	3.69	4.10	4.13	5.23
Silver	2 28	274	245	232	231	198	300
Average gold recovery rate (%)
Gold	98%	97%	97%	97%	98%	99%	98%
Silver	96%	95%	94%	95%	96%	97%	96%
Produced
Gold equivalent (ounces)	113,968	189,769	28,286	28,454	34,327	22,901	50,370
Gold (ounces)	93,881	151,355	23,163	22,162	28,978	19,578	41,371
Silver (million ounces)	5.32	8.30	1.42	1.37	1.60	0.92	2.32
Sold
Gold equivalent (ounces)	118,450	185,463	28,252	27,405	33,653	29,140	48,466
Gold (ounces)	97,560	147,706	22,547	21,840	28,873	24,300	40,320
Silver at fixed price (million ounces)	5.41	7.27	1.57	1.06	1.43	1.35	2.10
Silver at spot (million ounces)	0.16	0.85	0.01	0.15		-	-
Average realized price (per ounce)
Gold	$1,246	$1,150	$1,208	$1,335	$1,265	$1,178	$1,092
Silver[1]	$4 .68	$5.34	$4.34	$6.12	$4.24	$4.24	$4.24
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$856	$559	$746	$865	$843	$998	$535
By product basis	$774	$409	$643	$731	$765	$968	$414
All in sustaining costs (per ounce)[3]	$1,117	$680	$994	$1,080	$1,063	$1,362	$753
Revenue ($000's)	$147,581	$213,191	$34,089	$36,581	$42,578	$34,333	$52,960
Earnings from mine operations ($000's)	$145	$53,717	$1,780	$407	$4,348	($6,390)	$11,408

[1]	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”).
[2]	See “NON- GAAP measurements.“
[3]	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include general and administrative expenses. See “NON- GAAP measurements “.

Production at San Dimas was impacted by the implementation of enhanced ground support in early 2016, and later by high unplanned worker absences and lack of compliance to the mine plans. This resulted in reduced underground development rates and ventilation restrictions which affected mine productivity.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

In late 2016, San Dimas began to reduce the complexity of the mining operation by prioritizing work in the higher production areas. Mining development during the fourth quarter of 2016 were the highest quarterly total since the second quarter of 2015, an indication that stopes will begin to be scheduled in an improved manner. For the year, San Dimas mill throughput averaged 2,074 TPD compared to 2,721 TPD in 2015 (based on 366-day availability in 2016 and 365-day availability in 2015).

The Company sold 0.16 million ounces of silver at spot prices in 2016, after meeting the annual threshold delivery to Silver Wheaton Caymans in accordance with the silver purchase agreement. In comparison, the Company sold 0.85 million ounces of silver at spot prices in 2015. The majority of silver sold in 2016 was delivered to Silver Wheaton Caymans under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2015 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. Once this threshold is exceeded, the Company is able to sell 50% of the silver produced at San Dimas at spot market prices. As of December 31, 2016, the Company has delivered 2.12 million ounces of silver towards this annual threshold (2015 – 2.85 million ounces).

For the 2016 year, total operating expenses were lower than 2015 due to reduced mining and milling activity throughout the year and the weakening of Mexican peso. Despite the lower overall costs, the lower gold and silver production levels drove unit costs higher than 2015. Total cash costs on a gold-equivalent and by-product basis in 2016 were $856 and $774 per ounce, respectively, compared with $559 and $409 per ounce, respectively, in 2015.

Total capital expenditures for 2016 were below 2015 levels due to lower underground development and drilling activities, and mill expansion spending. All-in sustaining costs per gold ounce were $1,117 in 2016, compared to $680 in 2015. Similar to cash costs, the lower production level drove all-in sustaining costs higher when compared to 2015, partly offset by lower gross capital spending levels.

As announced on February 15, 2017, there has been a complete stoppage of mining and milling activities at San Dimas as the Company failed to reach agreement with the union on the critical changes needed to the Collective Bargaining Agreement (“CBA”) in order to return San Dimas to profitability. Discussions with the union remain ongoing as the strike continues.

Primero’s goal is to find ways to reduce the complexity and scale of San Dimas operations to increase productivity. This mine “reset” is expected to result in significant decreases to the San Dimas workforce and other overhead costs, and is critical to ensure the long-term profitability and sustainability of the mine. A phased re-start of mining activities, on a vein by vein basis, is planned to ensure strict adherence to best-practice mining techniques and compliance with underlying mine plans within a safe operating environment.

Primero is committed to working with the union to achieve its cost reduction goals, realign the short-term bonus system and match the labour force with the more focused, efficient operation. Through this effort, Primero expects to return San Dimas to profitability and positive cash flow generation.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Black Fox Mine

	Year ended
	December 31		Three months ended
	2016	2015	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15
Key Performance Data
Open pit mining
Tonnes of ore mined	-	849,668	-	-	-	-	-
Strip ratio	-	4.71	-	-	-	-	-
Average gold grade (grams/tonne)	-	2.09	-	-	-	-	-
Underground mining
Tonnes of ore mined	234,518	140,836	73,597	64,522	57,898	38,501	57,041
Average gold grade (grams/tonne)	4.98	4.81	5.21	5.18	4.46	4.99	5.80
Tonnes increase (decrease) in stockpile	(678 ,717)	114,671	(152,005)	(168,996)	(171,764)	(185,952)	(172,188)
Tonnes processed
Tonnes of ore milled	913,235	875,833	225,602	233,518	229,662	224,453	229,229
Tonnes of ore milled per day	2,495	2,400	2,452	2,538	2,524	2,467	2,492
Average mill head grade (grams/tonne)	2.22	2.60	2.49	2.29	2.14	1.94	2.51
Average gold recovery rate (%)	96%	96%	97%	95%	96%	95%	96%
Produced
Gold (ounces)	62 ,171	69,705	17,512	16,230	15,172	13,257	17,785
Sold
Gold at spot price (ounces)	55 ,371	64,597	14,494	14,735	12,996	13,146	16,434
Gold at fixed price (ounces)	5,097	5,891	1,214	1,409	1,138	1,336	1,015
Average realized gold price (per ounce)[1]	$1,181	$1,108	$1,145	$1,264	$1,192	$1,118	$1,059
Total cash costs (per gold ounce)[2]	$881	$850	$828	$926	$870	$851	$834
All- in sustaining costs (per ounce)[3]	$1,291	$1,163	$1,101	$1,286	$1,362	$1,404	$1,104
Revenue ($000's)	$71,595	$78,112	$18,092	$20,431	$16,861	$16,211	$18,444
Earnings (loss) from mine operations (000's)	$649	$(3,011)	$85	$(422)	$328	$658	$(1,075)

[1]	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
[2]	See “NON- GAAP measurements “
[3]	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include general and administrative expenses. See “NON- GAAP measurements “.

The Black Fox underground mine achieved increased production rates averaging 641 TPD in 2016 at an average grade of 5.0 grams per tonne, representing 66% and 4% improvements, respectively, over 2015.

Black Fox has increased gold production each quarter of 2016, and mining operations will continue to focus on the higher-quality, more predictable Deep Central and Central Zones of the mine, with less reliance on the upper remnant areas. Production from the Deep Central Zone has ramped-up since initial stoping activities began in September, and mining is now progressing on multiple levels. Black Fox delivered 800 tonnes per day of ore production during the fourth quarter of 2016.

During 2016, 678,717 tonnes from the low-grade stockpile were processed through the mill. This stockpile drawdown allowed the mill to achieve a new throughput record, averaging 2,495 TPD (based on 366-day availability).

Despite higher grades and increased tonnage being realized from underground mining in 2016 compared to 2015, mill head grades were lower compared to 2015. In 2015, the mill was supplemented with ore from open pit operations that were higher in grade than the remaining low-grade stockpile fed to the mill in 2016. The lower mill grades were principally responsible for the lower gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The drawdown of the lower-cost stockpile to fill the mill as opposed to open pit mining operations was the main driver of lower operating costs in 2016 compared to 2015. Labour costs were significantly higher in 2015 due to the open pit operations.

Total cash cost per gold ounce were higher in 2016 at $881 per ounce compared to $850 per ounce in 2015 as the lower gold production more than offset lower operating costs.

All-in sustaining costs were higher in 2016 compared to 2015 due to the lower gold production, and slightly higher sustaining capital expenditures due to increased development costs and costs to lift the tailings dam. All-in sustaining costs per gold ounce were $1,291 in 2016, compared to $1,163 in 2015.

The Company continues to evaluate and de-risk the Froome deposit, under a combination open-pit/underground mining option to supplement the Black Fox ore body and improve overall Complex economics. With the low-grade stockpile expected to be fully depleted by mid-2017, Black Fox intends to re-engineer the operation to focus on improved cost efficiency ensuring profitability at reduced mill feed rates. This will involve optimizing surface operations as well as streamlining capital programs. The Company also expects a reduction in capital intensity per ounce as underground operations become focused on production from the Deep Central Zone. Management will closely monitor the short-term operating results and cash flow to ensure the Black Fox mine delivers as planned, and will take necessary corrective actions, including possible care and maintenance, if required.

FINANCIAL CONDITION REVIEW

As at December 31, 2016, the Company has a working capital deficiency of $3.2 million, which is primarily due to the revolving credit facility balance (see note 18 of the annual financial statements) of $50.0 million due on May 23, 2017. The Company’s revolving credit facility contains several financial covenants, which, if not met could result in an event of default. The Company closely monitors compliance with its covenants, as any breach of covenant could result in an event of default under the revolving credit facility agreement, which, if not addressed, would entitle the lender to demand repayment. The revolving credit facility also contains certain other covenants, including cross-default provisions with the Company’s 5.75% convertible debentures. As at December 31, 2016, the Company was in compliance with all its covenants under the revolving credit facility agreement.

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding, successful outcome of the strike and resumption of the San Dimas operations to normal operating capacity. The Company has undertaken a number of actions to reduce cash outflows, and the Company’s Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives include such things as securing additional funding, strategic investments, joint ventures and asset sales. There can be no assurance that the Company's efforts will be successful in these initiatives, and this represents a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern.

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations and growth projects as well as repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

To support these objectives the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	ensure that there is sufficient cash to meet its liabilities when they are due;
•	evaluate its financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner;
•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns;
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

Key financial ratios the Company uses to monitor this are shown together with the net asset table below.

(in thousands of U.S. dollars except ratios and per share	As at	As at
amounts)	December 31, 2016	December 31, 2015

Cash and cash equivalents	$19,875	$45,601
Other current assets	63,178	72,970
Non-current assets	594,764	806,397
Total assets	$677,817	$924,968

Current liabilities (excluding current debt)	$35,374	$61,248
Non-current liabilities (excluding long-term debt)	77,566	99,700
Current debt	50,841	52,417
Long-term debt	52,906	62,727
Total liabilities	$216,687	$276,092

Total shareholders' equity	$461,130	$648,876
Total equity	$461,130	$648,876

Total common shares outstanding	189,508,365	164,185,807
Total options outstanding	6,525,244	4,246,198
Total common share purchase warrants outstanding[1]	11,011,250	-

Key financial ratios
Current ratio[2]	0.96	1.04
Total liabilities-to-equity[3]	0.47	0.43
Debt-to-total capitalization[4]	0.18	0.15

[1]	The Company has 11.0 million warrants outstanding which are exercisable to purchase 11.0 million common shares at a price of C$3.35 per common share until June 25, 2018.
[2]	Current ratio is calculated as (cash and cash equivalents + other current asset) ÷ (current liabilities + short-term debt).
[3]	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
[4]	Debt-to-total capitalization is calculated as (short-term debt + long-term debt) ÷ (short-term debt + long-term debt + total equity).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company’s net assets (equity) as at December 31, 2016 were $461.1 million compared to $648.9 million as at December 31, 2015. The current ratio has decreased from December 31, 2015 due to lower cash and cash equivalent balance, and the reclassification of a portion of taxes receivables to non-current assets. The mining interest impairment charges recognized in 2016, also caused an increase in the total liabilities-to-equity ratio and debt-to-total capitalization ratio.

Liquidity at December 31, 2016 consisted of cash and cash equivalents of $19.9 million. The Company expects to be able to meet all of its commitments including repayment of the outstanding balance under its revolving credit facility, and fulfill its exploration and capital program for 2017 from its operating cash flows, cash balances and the new 3-year term loan with Sprott, (see related discussion in the Highlights section). Sprott has concluded technical due diligence and the term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent.

Sources and Uses of Cash

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015
Cash flow:
Provided by operating activities before working capital changes	$15,267	$83,166
Changes in non-cash working capital	(2,158)	(1,537)
Provided by operating activities	13,109	81,629
Used in investing activities	(67,673)	(99,611)
Provided by financing activities and other	28,838	36,194
Increase (decrease) in cash	($25,726)	$18,212

Operating activities

Operating cash flows before working capital changes decreased in 2016 due to lower gold production and sales at both San Dimas and Black Fox and significantly higher income tax installments by PEM compared to 2015 as income tax installments are based on the most recent fiscal year in which PEM had earnings for tax purposes, which in this case was 2015.

The changes in non-cash working capital was a cash outflow of $2.2 million in 2016 compared with an outflow of $1.5 million in 2015. The higher outflow in 2016 was due mainly to the payment of the annual union bonus at San Dimas and higher payments for trade and other payables and the build-up of income tax and VAT receivable in Mexico. At the end of 2016 the Company has $29.0 million of VAT and $13.0 million of income taxes pending for refund. These were partly offset by decreases in inventory as more gold was sold than produced at San Dimas and Black Fox and Black Fox continued to deplete their low-grade stockpile.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Investing activities

Cash used in investing activities related mostly to capital expenditures as shown in the table below.

	Year ended December 31
(in millions of U.S. dollars)	2016[1]	2015
Capital Expenditures
San Dimas Underground Development	$13.9	$16.7
San Dimas Sustaining Capital	11.4	16.9
San Dimas Projects	3.7	12.4
San Dimas Sub Total	$29.0	$46.0
Black Fox Underground Development	$15.1	$10.9
Black Fox Sustaining Capital	5.7	5.3
Black Fox Projects	-	2.9
Black Fox Complex Sub Total	$20.8	$19.1
Cerro del Gallo Development	-	2.9
Total Capital Expenditures	$49.8	$68.0

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$4.6	$4.9
San Dimas Drifting	2.2	2.6
San Dimas Regional Diamond Drilling	0.4	3.0
San Dimas Sub Total	$7.2	$10.5
Black Fox Diamond Drilling	4.7	5.8
Grey Fox & Regional Exploration	4.8	9.0
Black Fox Complex SubTotal	$9.5	$14.8
Total Capitalized Exploration Expenditures	$16.7	$25.3
TOTAL CAPITAL EXPENDITURES	$66.5	$93.3

1 In 2015 Cerro del Gallo’s mineral property asset was reclassified as an exploration and evaluation asset. As such, expenditures totaling $1.5 million were recorded as exploration expenses in 2016.
2 Total capital expenditures differ from cash used in investing activities on the consolidated statements of cash flows due to timing of cash payments.

San Dimas capital spending during the year was focused on progressing underground development, but labour issues and delays in ventilation upgrades impacted the overall development rate. Additional equipment was purchased earlier in the year to improve the efficiency of ground support work, including three scissor trucks and two bolters. Project spending related to the upgrade to the main crushing circuit and completing the back-up crusher circuit. The back-up crusher will be used during the rainy season when material is wet causing plugging and a reduced capacity. Sustaining capital included rebuild work on underground equipment and various minor mill projects.

Black Fox capital expenditure continued to focus on ramp and level development in the Deep Central Zone. The majority of the Black Fox sustaining capital is related to the annual tailings lift project.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Financing activities

On March 31, 2016, the Company repaid in full the $48.1 million outstanding balance of the 6.5% Convertible Debentures assumed on the acquisition of Brigus. To finance the repayment, $50.0 million was drawn on the revolving credit facility.

In June 2016, the Company completed an equity offering pursuant to which the Company issued 22,022,500 Units of the Company at a price of C$2.35 per Unit for aggregate gross proceeds of C$51,752,875. Each Unit consists of one common share of Primero and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Corporation at a price of C$3.35 per common share until June 25, 2018.

Out of the gross proceeds from the equity offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants were classified as a financial liability in the statement of financial position. Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive income (loss).

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive loss. The balance of $2.3 million was allocated to share capital.

Debt

	As at	As at
(in thousands of U.S. dollars)	December 31, 2016	December 31, 2015

Current debt
6.5% convertible debentures	$-	$47,751
Revolving credit facility	$49,639	$-
Finance lease liabilities	1,202	4,666
Total current debt	$50,841	$52,417
Long-term debt
5.75% convertible debentures	52,500	61,500
Finance lease liabilities	406	1,227
Total long-term debt	$52,906	$62,727
Total debt	$103,747	$115,144

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the potential availability of the undrawn $25 million under the RCF. The Company is not anticipating drawing down the remaining balance since it has entered into a term sheet with Sprott with the intention to refinance the RCF.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The RCF is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility.

The terms of the credit agreement were amended in December 2016. Pursuant to the amended terms of the RCF, the Company is required to maintain the following financial covenants:

•	Tangible net worth (being equity less goodwill and other intangible assets) of an amount greater than or equal to the greater of (1) US$586 million less an amount equal to 115% of the impairment charge, if any, booked in respect of the Company’s fixed assets for the year ended December 31, 2016; and (2) US$340 million, plus (in either case) 50% of positive net income earned from January 1, 2017.
•	Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as calculated per the RCF) of less than or equal to 4.25 : 1.0 for the fiscal quarter ended December 31, 2016, and 3.50 : 1.0 thereafter.
•	Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the RCF divided by rolling 4 quarter EBITDA, as calculated per the RCF) of less than or equal to 2.50 : 1 for the fiscal quarter ended December 31, 2016, and 2.0 : 1 thereafter.
•	Interest coverage ratio (being EBITDA, as calculated per the RCF, divided by interest expense) greater than 4.50:1.

As at December 31, 2016, the Company was compliant with these covenants. The Company closely monitors compliance to these covenants, as a breach of a covenant would be considered an event of default under the revolving credit agreement which, if not addressed, would entitle the lenders to make the borrowings under the revolving credit facility immediately due and payable and also causing borrowings under the 5.75% convertible debentures to become immediately due and payable. Being able to remain in compliance with the covenants is dependent upon many factors including, but not limited to, commodity prices, exchange rates, and levels of gold production. Adverse changes in one or more of these factors could negatively impact the Company’s ability to remain in compliance.

Shareholders’ Equity

Shares Issued

During the year ended December 31, 2016, the Company issued 1,445,787 common shares for the settlement of vested PSUs under the 2013 PSU Plan and the Directors’ PSU Plan; 1,854,271 common shares for the acquisition of mining concessions from Coral Silver; and 22,022,500 common shares pursuant to the equity offering completed in June 2016.

Outstanding Share Data

As at December 31, 2016, the Company had 189,508,365 common shares outstanding (164,185,807 as at December 31, 2015). As at the date of this MD&A, the Company had 190,918,683 common shares outstanding.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Options

As at December 31, 2016, the Company had 6,525,244 options outstanding with a weighted average exercise price of C$4.17; of these 3,631,070 were exercisable at a weighted average exercise price of C$5.06. As at the date of this MD&A, the total number of options outstanding was 6,062,845, of which 4,673,416 are exercisable.

Common Share Purchase Warrants

As at December 31, 2016, the Company had 11,011,250 common share purchase warrants outstanding. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $3.35 until its expiry date of June 25, 2018.

PSUs Exercisable Into Common Shares

As at December 31, 2016 and the date of this MD&A, the Company had 74,627 Directors PSUs outstanding, which vest and expire on December 1, 2017. A director holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and shares. If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at December 31, 2016 and the date of this MD&A, the Company had 4,670,104 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between February 18, 2017, and December 31, 2019. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

Deferred Share Units

As at December 31, 2016 and the date of this MD&A, the Company had 315,790 deferred share units outstanding under the deferred share unit plan which vest between May 25, 2015 and May 25, 2020. A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion. The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Contractual commitments

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments as at December 31, 2016:

	As at				As at
	December 31, 2016				Dec. 31, 2015
	Within 1	2-5	Over 5	Total	Total
(in thousands of U.S. dollars)	year	years	years

Trade and other payables and accrued liabilities	$31,667	$-	$-	$31,667	$44,307
Share based payments	115	-	-	115	661
6.5% Convertible debentures and interest	-	-	-	-	49,680
5.75% Convertible debentures and interest	4,313	84,322	-	88,635	92,959
Revolving line of credit and interest	50,811	-	-	50,811	-
Finance lease payments	1,202	406	-	1,608	5,893
Minimum rental and operating lease payments	1,430	1,788	-	3,218	3,630
Reclamation and closure cost obligations	2,427	2,352	45,394	50,173	60,637
Commitment to purchase plant and equipment	516	-	-	516	5,689
Total	$92,481	$88,868	$45,394	$226,743	$263,456

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and the new Debt Facility from Sprott (see related discussion in the Financial Conditions Review section).

Other Liquidity Considerations

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. (“Silver Wheaton”) and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that from August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.28 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $523 per ounce of gold (subject to an inflationary adjustment not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014. Cerro del Gallo

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Second Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018;

•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment;
•	ensure the Company has the capital and capacity to support its long-term growth strategy;
•	ensure the Company complies with its debt covenants; and
•	provide returns for shareholders and benefits for other stakeholders.

The Company’s capital items are the following:

	2016	2015
Cash and cash equivalents	$19,875	$45,601
Undrawn revolving credit facility	25,000	75,000
Current debt	50,841	52,417
Long-term debt	52,906	62,727
Shareholders' equity	461,130	648,876

The Company has $25.0 million remaining undrawn balance in its revolving credit facility. Further drawdowns from the facility are subject to the lenders’ approval. The Company is not anticipating drawing down the remaining balance since it has entered into a term sheet with Sprott with the intention to refinance the RCF.

To support the Company’s capital management objectives, the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Several key policy guidelines are used to manage the Company’s capital structure:

•	ensure that there is sufficient cash to meet its liabilities when they are due;
•	evaluate its financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner;
•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns; and
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.

In February 2017 the Company entered into a term sheet with Sprott Resource Lending Partnership for a $75 million three year term loan to replace its existing revolving credit facility, due to mature on May 23, 2017. Sprott has concluded technical due diligence and the binding term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

FOURTH QUARTER RESULTS

Selected Quarterly Information

Three months ended	31-Dec-16	30-Sep16	30-Jun-16	31-Mar-16	31-Dec-15
Key Performance Data
Tonnes of ore milled	417,528	427,070	454,089	373,635	480,025
Produced
Gold equivalent (ounces)	45,794	44,684	49,499	36,158	68,155
Gold (ounces)	40,674	38,392	44,150	32,835	59,156
Silver (million ounces)	1.42	1.37	1.60	0.92	2.32
Sold
Gold equivalent (ounces)	43,925	43,549	47,787	43,622	65,915
Gold (ounces)	38,255	37,984	43,008	38,781	57,770
Silver (million ounces)	1.58	1.21	1.43	1.35	2.10
Average realized prices
Gold ($/ounce)[2]	$1,182	$1,305	$1,241	$1,156	$1,081
Silver($/ounce)[2]	$4.34	$6.12	$4.24	$4.24	$4.24
Total cash costs (per gold ounce)[1]
Gold equivalent basis	$777	$887	$851	$944	$613
By-product basis	$723	$813	$801	$920	$540
All-in sustaining costs (per gold ounce)[1]	$1,159	$1,338	$1,304	$1,543	$985

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$52,181	$57,012	$59,439	$50,544	$71,404
Earnings from mine operations[3]	1,818	(65)	4,622	(5,795)	10,100
Net income (loss)[3]	(190,083)	(11,733)	(19,432)	(13,172)	(98,347)
Adjusted net income (loss)[1,3]	(1,765)	(8,139)	(3,476)	(8,761)	(38)
Adjusted EBITDA[1]	11,729	10,267	13,555	5,832	21,636
Basic income (loss) per share	(1.01)	(0.06)	(0.12)	(0.08)	(0.60)
Diluted income (loss) per share	(1.01)	(0.06)	(0.12)	(0.08)	(0.60)
Adjusted net income (loss) per share	(0.01)	(0.04)	(0.02)	(0.05)	(0.00)
Operating cash flows before working capital changes	6,984	5,539	11,205	(8,461)	20,682
Weighted average shares outstanding (basic)(000’s)	188,593	187,928	166,410	164,511	162,751

Weighted average shares outstanding (diluted) (000’s)	188,593	187,928	166,410	164,511	162,751

As at	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15
Assets
Mining interests	$577,920	$807,270	$804,851	$794,601	$790,118
Total assets	$677,817	$918,057	$938,482	$892,204	$924,968
Liabilities
Long-term liabilities	$130,472	$173,423	$172,796	$209,734	$162,427
Total liabilities	$216,687	$268,794	$281,055	$254,467	$276,092
Equity	$461,130	$649,263	$657,427	$637,737	$648,876

[1]	See “NON-GAAP measurements“
[2]

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

[3]	Adjusted net income (loss) for Q3, 2016, Q2 2016, Q1 2016 have been restated to present this measurement net of taxes. See “NON-GAAP measurements”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Q4 Highlights

•

Total production of 45,794 gold equivalent ounces in Q4 2016 compared to 68,155 gold equivalent ounces in the same period of 2015. Gold production was 40,674 ounces in Q4 2016 compared to 59,156 ounces in Q4 2015, and silver production was 1.42 million ounces from San Dimas in Q4 2016 compared to 2.32 million ounces in Q4 2015. The decreased gold production was driven by lower grades and throughput at San Dimas due to the areas mined and lower mine productivity due to ventilation restrictions and lack of compliance to mine plans.

•

The Company incurred total cash costs per gold equivalent ounce of $777 in Q4 2016 compared to $613 in Q4 2015 and on a by-product basis, total cash costs per gold ounce were $723 in Q4 2016 compared to $540 in Q4 2015. The higher unit costs were mainly due to lower production at San Dimas and Black Fox.

•

San Dimas incurred total cash costs per gold equivalent ounce of $746 in Q4 2016 compared to $535 in Q4 2015 and on a by-product basis, total cash costs per gold ounce were $643 in Q4 2016 compared to $414 in Q4 2015. Gold equivalent production at San Dimas decreased to 28,286 ounces in Q4 2016 from 50,370 ounces in Q4 2015.

•

Black Fox cash costs of $828 per ounce in Q4 2016 were similar to the cash costs of $834 per ounce in Q4 2015. Total production costs were similar between the two quarters, with higher sandfill costs driven by additional long hole stoping and increased labour costs due to severances offset by lower contractor and other costs. Gold production in Q4 2016 of 17,512 ounces was similar to Q4 2015 production of 17,785 ounces,

•	Consolidated all-in sustaining costs per ounce were $1,159 in Q4 2016 compared to $985 in Q4 2015 mainly due to lower gold production from San Dimas and Black Fox.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Review of Fourth Quarter Consolidated Financial Information

Earnings from mine operations

	Three months ended
	December 31
(in thousands of U.S. dollars)	2016	2015
Gold revenue	$45,315	$62,511
Silver revenue	6,866	8,893
Operating expenses	(334,860)	(42,555)
Depreciation and depletion	(15,503)	(18,749)
Earnings from mine operations	$1,818	$10,100

The table below sets out variances in the key drivers of earnings from mine operations for the three months ended December 31, 2016 compared with three months ended December 31, 2015:

Three months
ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2015	$10,100
Differences:
Revenue
Higher realized gold price	3,931
Lower ounces of gold sold	(21,111)
Higher realized silver price	140
Lower ounces of silver sold	(2,183)
Lower operating expenses	7,695
Lower depreciation and depletion	3,246
Earnings from mine operations as reported in 2016	$1,818

•	Gold revenue decreased in Q4 2016 compared to Q4 2015 because of a 34% decrease in gold ounces sold, partly offset by a higher realized sales price.

•	For Q4 2016 San Dimas sold 1.58 million ounces of silver under the silver purchase agreement, 32% lower than Q4 2015 primarily because of lower production output.

•

Operating expenses were $34.9 million in Q4 2016, $7.7 million lower than Q4 2015 mostly because of lower mine extraction at San Dimas, which more than offset higher labour costs. In addition, cost savings at Black Fox due to sourcing a significant portion of the mill feed from the low grade, lower cost stockpile contributed to the overall decrease in operating expenses.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

A summary income statement for the fourth quarter follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2016	2015

Earnings from mine operations	$1,818	$10,100
Mining interest impairment charge	(228,000)	(104,000)
Exploration expenses	(2,262)	(599)
Share-based compensation	(1,466)	(2,045)
General and administrative expenses	(3,160)	(5,589)
Other charges	(548)	(845)
Transaction costs	-	(510)
Interest and finance expenses	(1,845)	(3,654)
Mark-to-market gain on convertible debentures and warrants	12,507	-
Other income (expenses)	269	3,283
Income tax recovery	32,604	5,512
Net loss	($190,083)	($98,347)

•	Mining interest impairment charge is as described in Review of Annual Consolidated Financial Information.

•

Share-based compensation include amortization on equity settled plans and marked-to- market adjustments on the value of units in the Company’s cash-settled plans. The decrease in Q4 2016 expense compared to Q4 2015 reflects the fact that accretion from new grants during 2016 were calculated based on lower values compared to grants from prior year as a result of the decline in the Company’s share price in 2016. Accretion from prior year grants also declined as a result of the vesting of certain tranches in prior quarters. In addition, expenses from marked-to-market cash-settled plans also decreased as a result of the decrease in share price during the quarter.

•

General and administrative expenses decreased by were $2.4 million in Q4 2016 compared to Q4 2016 due mainly to lower performance bonuses accrued. Other charges also decreased due to severance and office closure costs recorded in Q4 2015 partly offset by slightly higher legal expenses relating to legal proceedings in Mexico.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The breakdown of general and administrative expenses and other charges follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2016	2015
General and administrative expenses
Salaries and wages	$1,272	$3,879
Rent and office costs	182	197
Legal, accounting and consulting services	533	1,846
Directors fees and expenses	431	(165)
Other general and administrative expenses	742	(168)
	$3,160	$5,589
Other charges
Legal expenses associated with proceedings in Mexico	$248	$135
Office closure costs and severance payments	-	710
Government charges	300	-
	$548	$845

•

Interest and finance expense decreased by $1.8 million in Q4 2016 as compared to Q4 2015, primarily due to the repayment of the 6.5% convertible debentures during the first quarter of 2016 partly offset by higher interest on the revolving credit facility during the fourth quarter.

•

The 5.75% convertible debentures issued in 2015 and the common share purchase warrants issued in conjunction with the equity offering in June 2016 are both accounted for at fair value and are marked-to-market each period based on the corresponding trading price. For Q4 2016, a gain of $12.5 million was recorded compared with $nil in Q4 2015.

•

Included in other income (expenses) are foreign exchange gains. The Company recorded a foreign exchange gain of $0.2 million in Q4 2016 compared to a gain of $3.4 million in Q4 2015. Foreign exchange gains result primarily from the translation of Mexican peso denominated and Canadian dollar denominated asset retirement obligations offset by foreign exchange losses from the peso denominated VAT receivable. In Q4 2016 and 2015, both the Mexican peso and the Canadian dollar depreciated relative to the U.S. dollar (the Company’s functional currency).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

•	The Company’s income tax expense is detailed as follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2016	2015
Current tax expense
Mining royalty at San Dimas	$835	$1,778
Other current tax	(702)	6,255
	$133	$8,033
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$791	$897
San Dimas change in tax basis	(27,159)	(4,636)
Mining royalty at San Dimas	(5,978)	(378)
Tax recovery on mining interest impairments	-	(6,661)
Other deferred tax	(391)	(2,767)
	$(32,737)	$($13,545)
Total	$($32,604)	$($5,512)

•

San Dimas pays income taxes based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar functional currency financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to the U.S. dollar reporting currency. In Q4 2015 this decreased deferred tax recovery by $7.3 million (2015-$1.8 million). The reduction in San Dimas tax shelters reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

Fourth Quarter Cash Flow Analysis

	Three months ended
	December 31
(in thousands of U.S. dollars)	2016	2015
Cash flow:
Provided by operating activities before working capital changes	$6,984	$20,682
Changes in non-cash working capital	(1,959)	17,429
Provided by operating activities	5,025	38,111
Used in investing activities	(14,473)	(39,257)
Provided by (used in) financing activities and other	(1,836)	3,643
Increase (decrease) in cash	$(11,284)	$2,497

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Operating activities

Operating cash flows before working capital changes decreased in 2016 due to lower gold production and sales at both San Dimas and Black Fox. In addition, income tax installments by PEM were significantly higher in 2016 compared to 2015. Income tax installments are based on the most recent fiscal year in which PEM had earnings for tax purposes, which in this case was 2015.

The changes in non-cash working capital was a cash outflow of $2.0 million in Q4 2016 compared with an inflow of $17.4 million in Q4 2015. The outflow in 2016 was due mainly to the build-up of income tax and VAT receivable in Mexico, the payment of the annual union bonus at San Dimas and higher payments for trade and other payables. These were partly offset by decreases in inventory as more gold was sold than produced at San Dimas and Black Fox and Black Fox continued to deplete their low-grade stockpile. The inflow in Q4 2015 was attributed largely to the decrease in stockpile inventories at Black Fox and the usage of VAT receivables to offset corporate income taxes at San Dimas.

Investing activities

San Dimas capital expenditures in the fourth quarter of 2016 were $9.0 million, focused mainly on underground development, capitalized drilling, ventilation improvements, and equipment upgrades. This was below Q4 2015 capital expenditures, which included $8.0 million spent on the mill expansion.

Black Fox capital expenditures were $6.0 million in the quarter, mainly comprising underground development, capitalized drilling, and the tailings lift project.

Financing activities

Financing activities during Q4 2016 consisted primarily of capital lease and interest payments. In Q4 2015, the Company received $4.3 million in proceeds from the issuance of flow-through shares.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Selected Consolidated Quarterly Financial Data

The following table provides summary unaudited financial data for the last eight quarters:

	2016				2015
(in thousands of U.S.
dollars except for	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per share amounts)

Financial Data
Revenue	$52,181	$57,012	$59,439	$50,544	$71,404	$79,219	$67,371	$73,310
Total cost of sales	(50,363)	(57,077)	(54,817)	(56,339)	(61,304)	(61,394)	(56,293)	(61,840)
Earnings from mine operations	$1,818	($65)	$4,622	($5,795)	$10,100	$17,825	$11,078	$11,470

Impairment charges	(228,000)	-	-	-	(104,000)	-	-	-
Exploration expenses	(2,262)	(206)	(612)	(334)	(599)	(231)	(739)	(121)
Share- based compensation	(1,466)	(2,268)	(1,801)	(1,514)	(2,045)	(1,153)	(1,998)	(1,948)
General and administrative expenses	(3,160)	(4,015)	(4,013)	(3,614)	(5,589)	(3,771)	(4,619)	(6,065)
Other charges	(548)	(1,940)	(1,833)	(404)	(845)	(1,323)	(534)	-
Earnings (loss) from operations	$(233,618)	($8,494)	($3,637)	($11,661)	($102,978)	$11,347	$3,188	$3,336

Transaction costs and other expenses	-	-	(828)	(386)	(510)	-	-	(3,906)

Interest and finance expense	(1,845)	(2,314)	(1,881)	(3,259)	(3,654)	(3,057)	(1,933)	(2,870)
Mark- to- market gain (loss)	12,507	2,756	(2,278)	(375)	-	9,000	(3,705)	8,205
Other income (expenses)	269	(484)	294	(650)	3,283	(5,347)	(213)	3,301
Income tax (expense) recovery	32,604	(3,197)	(11,102)	3,159	5,512	(17,346)	(4,081)	(4,482)
Net income (loss)	$(190,083)	($11,733)	($19,432)	($13,172)	($98,347)	($5,403)	($6,744)	$3,584

Basic income (loss) per share	($ 1.01)	($0.06)	($0.12)	($0.08)	($0.60)	($0.03)	($0.04)	$0.02
Diluted income (loss) per share	($ 1.01)	($0.06)	($0.12)	($0.08)	($0.60)	($0.03)	($0.04)	$0.02

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q4 2016, Q3 2016 and Q3 2015 included $2.9 million, $0.1 million and $12.8 million, respectively, of silver sales at spot prices.

•	In Q4 2016, an impairment of $111.0 million and $117.0 million on mining interests relating to San Dimas and Black Fox, respectively, were recorded.

•

Exploration expenses reflect the costs incurred in the Company’s exploration properties. As at December 31, 2015 Cerro del Gallo was reclassified as an exploration and evaluation asset and, the increase in Q4 2016 versus primarily reflects costs incurred with this project.

•	In Q2 2015, silver sales were lower because of the loss of PEM’s export license and higher in Q3 2015 because of the subsequent reinstatement.

•	In Q4 2015, an impairment of $82.0 million and $22.0 million on mining interests relating to Black Fox and Cerro del Gallo, respectively, were recorded.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

•	Share-based compensation fluctuates based on the share price of the Company.

•	Other charges includes legal costs associated with legal proceedings in Mexico (APA and NAFTA)

•	Interest and finance expense varies quarterly depending on the amount of debt held by the Company.

•	The 5.75% Convertible Debentures and common share purchase warrants are marked-to- market each quarter.

•	Other income (expense) largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•

Income tax expense (recovery) is impacted by the effects of foreign exchange fluctuations on Mexican peso denominated non-cash deferred income taxes, which were significant in certain periods such as Q3 2015 and Q4 2016.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Costs Per Gold Ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per ounce amounts)	2016	2015	2016	2015

Operating expenses per the consolidated financial statements	$34,860	$42,555	$155,267	$163,593
Share-based compensation included in operating expenses	(364)	(533)	(1,536)	(1,583)
Inventory movements and adjustments	1,091	(236)	(1,429)	3,284
Total cash operating costs	$35,587	$41,786	$152,302	$165,294

Ounces of gold produced	40,674	59,156	156,052	221,060
Gold equivalent ounces of silver produced	5,120	8,999	20,087	38,414
Gold equivalent ounces produced	45,794	68,155	176,139	259,474
Total cash costs per gold equivalent ounce	$777	$613	$865	$637

Total cash operating costs	$35,587	$41,786	$152,302	$165,294
By-product silver credits	(6,185)	(9,825)	(24,879)	(44,157)
Cash costs, net of by-product credits	$29,402	$31,961	$127,423	$121,137

Ounces of gold produced	40,674	59,156	156,052	221,060
Total by-product cash costs per gold ounce produced	$723	$540	$817	$548

Gold equivalent ounces of silver produced for the San Dimas mine are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. The computations are shown below.

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015

Silver ounces produced (millions) (A)	1.42	2.32	5.32	8.30
Average realized silver price (B)	$4.34	$4.24	$4.68	$5.34
Average realized gold price (C )	$1,182	$1,081	$1,221	$1,136
Gold equivalent ounces of silver (A) x (B)/(C )	5,120	8,999	20,087	38,414

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes byproduct credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

All-in Sustaining Costs Per Gold Ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the consolidated financial statements for the three months and years ended December 31, 2016 and 2015:

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per ounce amounts)	2016	2015[1]	2016	2015[1]
Cash costs, net of by-product credits	$29,402	$31,961	$127,423	$121,137
Corporate general and administrative expenses [1]	4,626	7,055	21,851	27,188
Reclamation cost accretion	219	303	1,043	1,122
Sustaining capital expenditures	12,909	18,928	57,657	62,762
All-in sustaining costs	$47,156	$58,247	$207,974	$212,209

Ounces of gold produced	40,674	59,156	156,052	221,060
All-in sustaining costs per gold ounce	$1,159	$985	$1,333	$960

1 Comparative AISC figures for 2015 have been restated to reflect the exclusion of legal costs associated with proceedings in Mexico.

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations increased by the share-based compensation also included in the statements of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Adjusted net income (loss) excludes the following from net earnings:

•	Impairment charges (reversals) related to mining interests and other non-current assets;
•	Foreign exchange impacts on its Mexican peso denominated deferred tax liabilities;
•	Unrealized gains (losses) on non-hedge derivative instruments;
•	Mark-to-market gains (losses) on convertible debenture;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations.

Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per share amounts)	2016	2015	2016	2015

Net loss	($190,083)	($98,347)	($234,420)	($106,910)
Impairment charges, net of taxes	188,873	96,777	188,873	97,340
Impact of foreign exchange on deferred taxes	7,370	1,776	26,580	25,445
Adjustment to normalize inventory costs at San Dimas	-	-	1,169	-
Underground support initiative at San Dimas	-	-	1,286	-
Costs relating to NAFTA and APA claims	186	-	2,392	-
(Gain) loss on derivative liability	-	5	(4)	(1,478)
Mark-to-market (gain) loss on financial instruments	(9,193)	-	(9,268)	(13,500)
Transaction costs attributed to financial instruments	-	-	171
Office closure costs, severance payments and
other one-off charges	1,082	(249)	1,082	2,008
Transaction costs on issuance of convertible debentures	-	-	-	3,651
Adjusted net income (loss)	($1,765)	($38)	($22,139)	$6,556
Weighted average shares outstanding (000's)	188,593	162,751	177,569	162,341
Adjusted net income (loss) per share	($0.01)	($0.00)	($0.12)	$0.04

The effective rate used in calculating the after-tax amounts of the above reconciling items was 26.5% in 2016 and 2015, except for impairment charges which reflect the local enacted tax rate of the entities to which they relate.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

EBITDA and Adjusted EBITDA

The Company calculates EBITDA as net income or loss for the period excluding interest and finance expense, income tax expense and depreciation and depletion. Adjusted EBITDA further excludes non-cash items including impairment charges, share-based compensation and mark-to-market gain or loss on convertible debentures and warrants. EBITDA and adjusted EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

A reconciliation between net loss for the period and EBITDA and adjusted EBITDA is presented below:

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per share amounts)	2016	2015	2016	2015

Net loss	($190,083)	($98,347)	($234,420)	($106,910)
Income tax expense (recovery)	(32,604)	(5,512)	(21,464)	20,397
Interest and finance expense	1,845	3,654	9,299	11,514
Depreciation and depletion	15,503	18,749	63,329	77,238
EBITDA	(205,339)	(81,456)	(183,256)	2,239
Share-based compensation expense	1,824	2,578	8,586	8,938
Impairment charges	228,000	104,000	228,000	104,000
Mark-to-market gain on debentures & warrants	(12,507)	-	(12,610)	(13,500)
Other non-cash charges	(249)	(3,486)	665	(795)
Adjusted EBITDA	$11,729	$21,636	$41,385	$100,882

RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. The Company’s related party transactions are described in Note 23 to the Company’s annual consolidated financial statements for the year ended December 31, 2016.

ACCOUNTING PRONOUNCEMENTS

The Company continually monitors the issuance by the International Accounting Standards Board (IASB) of new and revised accounting pronouncements which may have an impact on the accounting, presentation and disclosure of transactions underlying the Company’s consolidated financial statements. New and revised pronouncements issued which may have an impact in the future on the Company are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The significant accounting policies applied are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2016.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate materially from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a) Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i) Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

(ii) Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

(iii) Impairment charges

Non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, at least annually. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the statements of operations and comprehensive income (loss).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(iv) Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v) Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(vi) Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

(vii) Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

b) Accounting judgments

The critical judgment that the Company’s management has made that has the most significant effect on the amounts recognized in the Company’s consolidated financial statements is as follows:

(i) Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

(ii) Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

For the 2015 and 2016 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2016 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

At December 31, 2016, the carrying amounts of cash, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The Company’s equity investment in Fortune Bay is designated as available for sale and is carried at fair value. Any unrealized gains on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated Other Comprehensive income (loss) are reclassified from equity to the statement of operations and comprehensive income (loss) when there is objective evidence that the asset is impaired. Once an impairment is recognized, all subsequent losses are recognized in the statement of operations until the asset is derecognized. During the year ended December 31, 2016, the Company recorded an impairment loss of $nil (2015 – impairment of $0.6 million) in the statement of operations and comprehensive income (loss) and an unrealized gain of $1.1 million in Accumulated Other Comprehensive Loss relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2016 or December 31, 2015, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus were considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and was subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2016, an unrealized derivative gain of $nil (2015 – $1.5 million) was recognized in relation to this derivative liability.

The 5.75% convertible debentures issued by the Company on February 9, 2015 are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument, which was initially recognized at fair value and are subsequently measured at fair value at the end of each period during the term of the debentures. During the year ended December 31, 2016, a mark to market gain of $9.0 million (2015 - $13.5 million) was recognized in relation to the debentures.

The common share purchase warrants issued by the Company on June 24, 2016 are considered derivative liabilities and were initially recognized at fair value and are subsequently measured at fair value at the end of each period during the term of the warrants. During the year ended December 31, 2016, a mark-to-market gain of $3.6 million (2015 - $nil) was recognized in relation to the common share purchase warrants.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31	December 31
Level1	2016	2015
Investment in Fortune Bay (1)	$1,160	$525
5.75% convertible debentures (2)	52,500	61,500
Warrant liability (2)	1,066	-

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)	The fair value of the 5.75% convertible debentures and warrant liability are calculated using the market price on the TSX Exchange as at the date of the statement of financial position.

At December 31, 2016, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2015 – $nil).

Financial Instruments Risk

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2016 is considered to be negligible. Although the Company is entitled to VAT refunds there are 14 months of value added tax outstanding from the Mexican tax authorities (included in taxes receivable), the Company has reactivated the VAT refunds in compliance with Mexican law and supplied the additional information requested by the SAT. The Company expects the amounts to be refunded or offset against future income tax payments.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company’s maximum exposure to credit risk at December 31, 2016 and 2015 is as follows:

	2016	2015
Cash and restricted cash	$24,452	$51,521
Trade and other receivables	1,962	1,793
Current and non-current taxes receivable	41,838	30,689
	$68,252	$84,003

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21 to the Company’s annual consolidated financial statements for the year ended December 31, 2016 (see related discussion in the Liquidity section).

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, draw down of its revolving credit facility and new borrowings.

The table below shows the Company’s liquidity risk profile at December 31, 2016:

	Within 1	2-5
(in thousands of U.S. dollars)	year	years	Total

Cash and cash equivalents	$19,875	$-	$19,875
Trade and other payables	(31,781)	-	(31,781)
Revolving credit facility balance and interest	(50,811)	-	(50,811)
Finance lease liabilities	(1,202)	(406)	(1,608)
5.75% Convertible debentures and interest	(4,313)	(84,322)	(88,635)
Total	($68,232)	($84,728)	($152,960)

Refer to note 2(b) to the Company’s annual consolidated financial statements for the Company’s plans to address liquidity risk associated with the current working capital deficiency. On February 27, 2017, the Company announced that it has entered into a term sheet with Sprott for a $75.0 million three-year term Debt Facility which is intended to refinance the Company’s existing $75.0 million RCF, of which $50.0 million is currently drawn, and partly for general corporate purposes. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2016 was $0.8 million (2015 - $1.2 million).

Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to U.S. dollars at the average rate during the period and as such if the U.S. dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in U.S. dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-U.S. dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2016, the Company recognized a loss of $0.7 million on foreign exchange (2015 - gain of $0.1 million). Based on the above net exposures at December 31, 2016, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $1.4 million increase or decrease in the Company’s before-tax net earnings (loss) (2015 - $0.03 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.7 million increase or decrease in the Company’s before-tax net earnings (loss) (2015 - $1.6 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the RCF which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit before-tax of $0.02 million (assuming $50 million drawn on the revolving line of credit).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit before-tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2016	2015
Gold price
10% increase	$14,084	$18,091
10% decrease	(14,084)	(18,091)
Silver price
10% increase	$222	$938
10% decrease	(222)	(938)

RISKS AND UNCERTAINTIES

Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales from 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (Goldcorp) entered into a Silver Purchase Agreement with Silver Wheaton Corp. (Silver Wheaton) in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton’s subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). In 2016, the contract price was $4.28 (2015 - $4.24) . The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (STB), to Silver Wheaton’s subsidiary, Silver Wheaton Caymans. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (PEM), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement cannot be reasonably estimated at this time, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company intends to vigorously defend the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company has notified the Government of Mexico that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. During Q3 and Q4 2016 Primero engaged in dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA. The Company thus temporarily suspended its advancement of international arbitration against the Mexican Government in order to continue this dialogue.

Uncertain tax treatment for tax years following 2014

For the years ended December 31, 2016 and 2015, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law.. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. While the amount of additional tax that the SAT could charge PEM for years following 2014 cannot be reasonably estimated at this time, to the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Class action

The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors’ and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. The Company intends to vigorously defend this class action lawsuit.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Access to future financing

The Company’s inability to achieve positive cash flows and obtain financing to satisfy its obligations would impact the Company’s ability to achieve certain financial covenants under its existing RCF and Sprott term sheet in 2017. Any breach of covenant could result in an event of default under the revolving credit facility agreement or term sheet, which, if not addressed, would entitle the lender to demand repayment.

In addition to the legal challenges above, the Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com, or to the Company’s Annual Information Form for the year ended December 31, 2016, which is expected to be filed by March 31, 2017 and will be found under the Company’s profile at www.sedar.com.

INTERNAL CONTROLS

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

Disclosure Controls and Procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed or under the supervision of, the CEO and CFO, and effected by the Company’s Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The effectiveness of Primero’s internal control over financial reporting as of December 31, 2016 has been audited by KPMG LLP, Primero’s independent auditors.

Management assessed the effectiveness of Primero’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to expand production at the San Dimas and Black Fox mines,
•	the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,
•	the ability of the Company to continue as a going concern.
•	the Company’s requirements for additional capital to repay amounts under the RCF and its ability to complete contemplated and future financings,
•

the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex,

•	actual results of reclamation activities at the San Dimas and Black Fox mines,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the ability of the Company to manage its work force and its adherence to standard work practices as well and management of union agreements with each operating site,
•	the timing of the development of new mineral deposits,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks associated with the mining industry,
•	the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Black Fox Complex,
•	the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the SPA for past and future periods,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations for the Cerro del Gallo project including the timing of activities to lead to a sell/construction decision,
•	the completion of development or construction activities,
•	expectations regarding currency fluctuations,
•	title disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation, and
•	the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that labour disruptions are positively resolved, there are no significant disruptions affecting operations, whether due to supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; and other interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2015 as filed on SEDAR as well as the Company’s Annual Information Form for the year ended December 31, 2016 which is expected to be filed by March 31, 2016, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

Joseph F. Conway
Vice Chairman, President & CEO